Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated June 21, 2022, with respect to the consolidated balance sheet of Acasti Pharma Inc. as of March 31, 2022, the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the year ended March 31, 2022, and the related notes, incorporated herein by reference.

Montréal, Québec

October 6, 2023

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.